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                                                                    EXHIBIT 99.1


[CAMPBELL RESOURCES INC. GRAPHIC]



                                  PRESS RELEASE
                              FOR IMMEDIATE RELEASE

                  TEMPORARY SUSPENSION AT THE COPPER RAND MINE.

MONTREAL, FEBRUARY 22, 2007 - CAMPBELL RESOURCES INC. (TSX: CCH, OTC BULLETIN
BOARD: CBLRF) ("CAMPBELL") announces the temporary suspension of mining activities at its Copper Rand mine, located in the Chibougamau region of Quebec.

The suspension is the result of a rock fall which occurred during the night shift, and observations of other ground movements in the area. There were no personal injuries or damage to equipment resulting from the incident.

The Copper Rand Mine has been in transition to an Alimak mining system. The ground fall has taken place in an area developed for the older mining system. The new Alimak mining system, complete with a new paste filling system, will significantly improve ground conditions.

A complete assessment of the situation will be conducted before operations can resume.

This incident will not impact production from our Joe Mann operation.

Campbell is a mining company focusing mainly in the Chibougamau region of Quebec, holding interests in gold and gold-copper exploration and mining properties.

Certain information contained in this release contains "Forward-Looking Statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and is subject to certain risks and uncertainties, including those "Risk Factors" set forth in the Campbell's current Annual Report on Form 20-F for the year ended December 31, 2005. Such factors include, but are not limited to: differences between estimated and actual mineral reserves and resources; changes to exploration, development and mining plans due to prudent reaction of management to ongoing exploration results, engineering and financial concerns; and fluctuations in the gold price which affect the profitability and mineral reserves and resources of Campbell. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Campbell undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect unanticipated events or developments.

                                     - 30 -

FOR MORE INFORMATION:

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
CAMPBELL RESOURCES INC.                                          Renmark Financial Communications Inc.
Andre Fortier, President and Chief Executive Officer             Henri Perron, hperron@renmarkfinancial.com
Tel.: 514-875-9037                                               John Boidman, jboidman@renmarkfinancial.com
Fax: 514-875-9764                                                Tel.: 514-939-3989
afortier@campbellresources.com                                   Fax: 514-939-3717
                                                                 www.renmarkfinancial.com
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